29th Floor, China World Office 2 No.1 Jian Guo Men Wai Avenue Beijing 100004 P.R. Telephone: +86 10 5737 9300 Facsimile: +86 10 5737 9301 www.kirkland.com	Steve Lin To Call Writer Directly +86 10 5737 9315
steve.lin@kirkland.com

December 2, 2021

CONFIDENTIAL

Ms. Tatanisha Meadows
Mr. Adam Phippen
Mr. Brian Fetterolf
Ms. Lilyanna Peyser

Office of Trade & Services
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TH International Limited Draft Registration Statement on Form F-4 publicly filed on September 23, 2021

CIK No. 0001877333

Dear Ms. Meadows, Mr. Phippen, Mr. Fetterolf and Ms. Peyser:

On behalf of our client, TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the staff’s letter dated October 22, 2021 on the Company’s draft registration statement on Form F-4 publicly filed on September 23, 2021 relating to a proposed business combination (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the filing via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the filed exhibits.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Chui Hao Farn3 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | David G. Harrington7 | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang3 | Li Chien Wong | Liyong Xing3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS: Gautam Agarwal5 | Joseph R. Casey9 | Yuxin Chen3 | Daniel Dusek3 | James A. Hill5 | Ju Huang3 | Ding Jin3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Wei Yang Lim5 | Bo Peng8 | David Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission
 December 2, 2021

The staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Registration Statement on Form F-4 filed September 23, 2021

Prospectus Cover Page, page i

1.	We note your disclosure that "THIL has significant operations in China through its PRC subsidiaries" and that the related legal and operational risks could "significantly limit or completely hinder THIL’s ability to accept foreign investments and offer or continue to offer securities to foreign investors . . . ." Please also disclose that THIL, which will be the post-business combination company, is not a Chinese company but a Cayman Islands holding company and that THIL's post-business combination structure involves unique risks to investors. Additionally, please disclose the extent that such risks could limit or hinder THIL's ability to conduct its business or list on a U.S. or other foreign exchange. Specifically state that the "increasing oversight on cybersecurity and data privacy" and "potential anti-monopoly actions" are related to the Chinese government's recently issued statements and instituted regulatory actions. Please also disclose here and elsewhere as appropriate, such as in the Questions and Answers section, Summary and Risk Factors, that THIL will control the combined company and its board, and provide the percentage ownership of THIL and Silver Crest after consummation of the business combination.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages xv, xvi, xvii, 2, 3, 4, 5, 8, 9, 57, 58, 59, 72, 73, 74 and 79 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that, unlike many China-based companies that are listed in the U.S. through a Cayman Islands holding company, THIL does not have a VIE structure and, as a result, is not subject to the related risks.

Questions and Answers about the Business Combination and the Extraordinary General Meeting Q: What will happen to Silver Crest's securities upon consummation of the Business Combination?, page viii

2.	Please also state that the Silver Crest units and public warrants will be delisted and deregistered and that THIL intends to apply to list its warrants on Nasdaq. Please make conforming changes throughout the proxy statement/prospectus, including on the prospectus cover page.

In response to the Staff’s comments, the Company has revised the disclosure on pages viii and ix of the Revised Draft Registration Statement.

Securities and Exchange Commission
December 2, 2021

Q: What happens if the Business Combination is not consummated?, page xiii

3.	Here and elsewhere, as applicable, please describe any consideration provided in exchange for the agreement by each of the sponsor and Silver Crest's directors and officers to waive their redemption rights with respect to their founder shares.

In response to the Staff’s comments, the Company has revised the disclosure on page xiii of the Revised Draft Registration Statement.

Summary, page 1

4.	In this section, please provide a diagram of THIL's post-business combination corporate structure, including the equity ownership interests of each entity and group of persons. Identify clearly the entity in which investors will hold their interest upon consummation of the business combination and the entity(ies) in which the combined company's operations will be conducted. Please include "DataCo" and identify any contractual arrangements between THIL and DataCo.

In response to the Staff’s comments, the Company has revised the disclosure on pages 2 and 3 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that THIL does not have any equity interest in DataCo and has not entered into any contractual arrangement with DataCo as of the date of this submission. The Company has revised the disclosure on pages 125 and 126 of the Revised Draft Registration Statement to describe the contemplated contractual arrangement with DataCo.

5.	Disclose each permission that THIL or its subsidiaries are required to obtain from Chinese authorities to operate and issue THIL's securities to foreign investors. State whether THIL or its subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of THIL’s operations, and state affirmatively whether THIL has received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comments, the Company has revised the disclosure on pages 30, 33, 34, 35 and 37 of the Revised Draft Registration Statement.

6.	Provide a clear description of how cash is transferred through THIL. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the company or holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and THIL's ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on THIL's ability to distribute earnings from its businesses, including subsidiaries, to the parent company and U.S. investors, as we note you discuss on page 32.

In response to the Staff’s comments, the Company has revised the disclosure on pages 3, 4, 41 and 42 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that there has been no transfer of non-cash assets between the holding company and its subsidiaries.

Securities and Exchange Commission
December 2, 2021

TH International Limited, page 2

7.	Please discuss your revenue during the second half of 2020, as you do on page 122, to balance your discussion here of revenue in the first half of 2021 and the first half of 2020. Please also consider prominently discussing the impact of COVID-19 on THIL's business, as you do on page 122. In addition, quantify your adjusted store contribution for each of fiscal 2020 and the six months ended June 30, 2021. Finally, please disclose the percentage of THIL's total revenues that digital orders generated in June 2020.

In response to the Staff’s comments, the Company has revised the disclosure on pages 1, 2, 116, 117, 118 and 126 of the Revised Draft Registration Statement.

Summary Risk Factors, page 10

8.	We note your summary risk factors in connection with the risks associated with doing business in China. Please revise your disclosure to provide a more robust summary of the significant regulatory, liquidity and enforcement risks with cross-references to the more detailed discussion of these risks in the proxy statement/prospectus. Particularly, in connection with your disclosure that the interpretation and enforcement of PRC laws and regulations "involve significant uncertainties, as the PRC legal system is evolving rapidly," please disclose that such laws and regulations can change quickly with little advance notice and make conforming changes to your risk factor on page 31 discussing the same. In connection with your disclosure regarding "PRC governmental authorities' significant oversight and discretion," please disclose that such authorities may intervene or influence THIL's operations at any time and make conforming changes to your risk factor on page 30 discussing the same. Please also discuss here and in your risk factors the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in THIL's operations and/or the value of THIL's common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company has revised the disclosure on pages 15, 16, 37, 38 and 39 of the Revised Draft Registration Statement.

Securities and Exchange Commission
December 2, 2021

9.	With respect to your disclosure of the risks pertaining to the PCAOB, please revise your disclosure to state that the PCAOB has been and is currently unable to inspect THIL's auditor, as you discuss on page 37.

In response to the Staff’s comments, the Company has revised the disclosure on pages 16 and 44 of the Revised Draft Registration Statement.

Summary Consolidated Financial Information of THIL Non-GAAP Financial Measure, page 12

10.	Reference is made to adjustment (4) related to deferred revenue. Please explain this adjustment to us in further detail. In addition, please tell us how you considered whether you are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

In response to the Staff’s comments, the Company has revised the disclosure on pages 18, 19, 146 and 147 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company operates a loyalty program that allows registered members to earn points for each qualifying purchase, which generally expire 12 months after being earned and may be credited towards purchases of products in our company owned and operated stores for free or at a discounted price. The Company defers revenue associated with the estimated selling price of the points earned as contract liabilities and subsequently recognizes revenue when the points are redeemed or expired. Deferred revenue is a non-cash item, and its amount is usually immaterial and is dependent on management’s judgement. As such, the Company believes that the adjustment of deferred revenue provides management and investors with a more meaningful and reliable presentation about the performance of its revenue-generating activities and the profitability of its operations, therefore enhancing the comparability of its results of operations from period to period. Therefore, the Company believes that it is not substituting an individually tailored recognition and measurement method for a GAAP measure and that the current presentation is in compliance with Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Securities and Exchange Commission
December 2, 2021

11.	Please tell us why net loss rather than gross profit was determined to be the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles.

In response to the Staff’s comments, the Company has revised the disclosure on pages 19, 146 and 147 of the Revised Draft Registration Statement.

Risk Factors, page 16

12.	Please include a risk factor discussing the risks associated with the exclusive forum provision in the amended and restated warrant agreement, including increased costs to bring a claim and the potential that the provision will discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. In addition, address whether there is any question as to whether a court would enforce the provision; in this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Finally, please revise the amended and restated warrant agreement to state that it applies to claims arising under the Securities Act.

In response to the Staff’s comments, the Company has revised the disclosure on pages 47 and 48 of the Revised Draft Registration Statement. In addition, please note that the amended and restated warrant agreement will be revised to state that it applies to claims arising under the Securities Act.

"We are subject to a variety of laws and regulations regarding cybersecurity and data protection . . . .", page 26

13.	We note your disclosure regarding your contemplated "transfer of control and possession of [y]our customer data to [ ], a PRC-incorporated company." We also note that the Form 8-K filed by Silver Crest on August 16, 2021 appears to discuss such entity and notes that the entity "will enter into a long-term contract to provide services to THIL on a cost-only basis." Here and elsewhere as applicable, please provide a more robust discussion of the arrangement with DataCo and revise your disclosure to specifically discuss the extent to which you believe you are compliant with the regulations or policies that have been issued by the Cyberspace Administration of China in light of their greater oversight. In addition, revise your disclosure to explain how greater CAC oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comments, the Company has revised the disclosure on pages 26, 27, 31, 32, 33, 34, 35, 125 and 126 of the Revised Draft Registration Statement.

"We may redeem your unexpired public THIL Warrants prior to their exercise at a time that is disadvantageous to you . . . .", page 39

14.	Please highlight the material differences between the public warrants and private warrants, particularly by disclosing that you cannot redeem the private warrants held by the sponsor or its permitted transferees except in the redemption scenario in which THIL ordinary shares have been trading between $10.00 and $18.00, which you discuss on page 180.

In response to the Staff’s comments, the Company has revised the disclosure on page 48 of the Revised Draft Registration Statement.

Securities and Exchange Commission
December 2, 2021

"Silver Crest's shareholders will have a reduced ownership and voting interest after consummation of the Business Combination . . . .", page 48

15.	Here and elsewhere, as applicable, please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all convertible securities, including the warrants that will be convertible into common stock. More generally, when revising your disclosure, please also separate the interests held by the Silver Crest public shareholders from the sponsor and its affiliates. Please also address the risk that the Silver Crest shareholders will be further diluted if the parties obtain PIPE financing.

In response to the Staff’s comments, the Company has revised the disclosure on pages 57 and 58 of the Revised Draft Registration Statement.

16.	Here or in a new risk factor, please prominently disclose the risks related to the fact, if true, that the combined company will be majority-owned by Cartesian, including that Cartesian will have the authority to approve shareholder actions such as the election of directors. In this regard, we note that Mr. Yu, the Managing Partner of Cartesian and Chairman of your board, has voting and investment control over Pangea Two Acquisition Holdings XXIIA Limited; we further note the disclosure in Note 19 to the financial statements. Please include this disclosure -- including Cartesian's percentage ownership assuming no and full redemption, and the fact that your directors and officers have control of and involvement in Cartesian -- on the prospectus cover page and in the Summary. If you would be considered a “controlled company” under your applicable exchange listing standards, please disclose this on the prospectus cover page and in the Summary, discuss whether you will utilize any related exemptions to governance rules, and include appropriate risk factor disclosure.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages xiv, xv, xvi, 4, 5, 8, 9, 57, 58, 59, 72, 73 and 215 of the Revised Draft Registration Statement. At this point, the Company does not believe that it will be considered a “controlled company” under the applicable exchange listing standards for the reasons stated therein.

Background of the Business Combination, page 67

17.	Please quantify the aggregate fees payable to UBS Securities LLC upon completion of a business combination. We note that, in addition to the deferred underwriting fee, UBS Securities LLC is performing additional services as capital markets advisor to Silver Crest in connection with the proposed business combination and as joint placement agent in connection with potential PIPE transactions. In revising your disclosure, please also clarify whether the fees pertaining to their additional services are conditioned on completion of the transaction.

In response to the Staff’s comments, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement.

Securities and Exchange Commission
December 2, 2021

18.	Please provide a more robust discussion of the roles that the advisors played in the transaction negotiations and valuation discussions. In particular, please provide greater detail about the roles that FTI Consulting (Hong Kong) Limited and UBS Securities LLC played in the financial due diligence of THIL. Please also tell us whether the advisors delivered any reports to the board or potential PIPE investors that were materially related to the transaction and whether these would fall within the purview of Item 4(b) of Form F-4 (including the investor presentation circulated by Bank of America to THIL and UBS). If so, please revise your disclosure to state as much and provide the information required by Item 4(b) of Form F-4.

In response to the Staff’s comments, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement.

19.	Please discuss which legal counsel advised Silver Crest with respect to their discussions with Company A and other potential targets, which we note began prior to the engagement of Morrison & Foerster LLP on February 3, 2021. In addition, we note that Silver Crest's current charter waives the corporate opportunities doctrine; please address this potential conflict of interest and whether it impacted Silver Crest's search for an acquisition target.

In response to the Staff’s comments, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement.

20.	We note your disclosure that "Silver Crest agreed to donate 1,500,000 of its Silver Crest Warrants to a charitable foundation." Please provide a more robust discussion here of the agreement, the warrants (including whether they will be private or public and whether they will be newly issued), the anticipated donation date, the receiving foundation and whether it is aware of the impending donation, and the reasons for such donation (including any anticipated tax treatment, if applicable).

In response to the Staff’s comments, the Company has revised the disclosure on page 89 of the Revised Draft Registration Statement.

Securities and Exchange Commission
December 2, 2021

21.	We note your discussion of the negotiations leading up to the agreed-upon "$1.688 billion pre-transaction enterprise valuation for THIL." Please revise to provide more detail regarding the negotiations and board considerations, including a further description of the "softer market conditions," the amount of Silver Crest's initial counter-proposal, the "conditions that would contribute to a positive reception in the market," the financial projections and any discussions relating to the assumptions underlying such projections, and any additional material details that led the parties to agree upon the valuation for THIL. In revising your discussion, please also discuss the other "main topics" of discussions, including how the parties determined the stock consideration, the amount of permitted equity financing by THIL prior to closing, the lock-up periods, the earn-out and earn-in amounts, the related price milestones, the corresponding 5-year time period, and the minimum available cash condition and calculation thereto (including the determination of the $100,000,000 threshold with respect to any potential PIPE financing). In doing so, explain the reason and significance of these issues, each party's position on such issues and how you reached final agreement on them.

In response to the Staff’s comments, the Company has revised the disclosure on pages 83, 86, 87, 88 and 89 of the Revised Draft Registration Statement.

22.	We note your disclosure that, pursuant to the non-binding letter of intent dated April 5, 20201, "the Sponsor agreed to waive any anti-dilution adjustment to the conversion ratio of its outstanding Silver Crest Class B Shares." Please discuss the development of this term throughout the negotiation process and whether such waiver became a binding term of the transaction. Alternatively, if the sponsor maintains its anti-dilution right with respect to the founder shares, please quantify the estimated number and value of securities the sponsor will receive based on the approximate amount of contemplated PIPE financing. In addition, please disclose the estimated ownership percentages in the company before and after any contemplated PIPE financing to highlight dilution to Silver Crest public shareholders.

In response to the Staff’s comments, the Company has revised the disclosure on pages 83 and 89 of the Revised Draft Registration Statement.

23.	We note your disclosure regarding your discussions with representatives of 22 potential targets and execution of 12 non-disclosure agreements. Please include a more detailed discussion regarding any material meetings, discussions or negotiations that Silver Crest had with these potential targets, including Company A. Please ensure that your disclosure addresses the general industry of such targets, and for targets other than Company A (which we note you did not pursue due to discrepancies in valuation), please explain the reason why you did not pursue such business combinations despite your efforts.

In response to the Staff’s comments, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement.

24.	We note your disclosure that "representatives of THIL and Silver Crest determined that THIL would transfer membership data of its customers to a separately owned [DataCo] to hold its membership data in the PRC." Please revise your disclosure to discuss the deliberations through which the parties determined that this data transfer was necessary. To the extent that the parties considered the recent statements and policies of the Cyberspace Administration of China, as well as the more general risks related to the policies of the Chinese government, please disclose how the parties considered these factors in evaluating the proposed business combination.

In response to the Staff’s comments, the Company has revised the disclosure on pages 87 and 91 of the Revised Draft Registration Statement.

Securities and Exchange Commission
December 2, 2021

Silver Crest's Board of Directors' Reasons for the Business Combination, page 75

25.	We note your disclosure that Silver Crest's board of directors considered the "attractive valuation" of the combined company following the business combination. In connection with considering the valuation, please discuss whether and how the board took into account the consideration to be paid for THIL in the transaction, including the earn-out and earn-in arrangements. Please also discuss how the board took into account proceeding with the transaction without committed PIPE financing.

In response to the Staff’s comments, the Company has revised the disclosure on pages 86, 87, 89 and 90 of the Revised Draft Registration Statement.

26.	We note your disclosure that Silver Crest's board of directors considered "[v]arious other risks associated with THIL's business" in its evaluation of the proposed business combination. Please discuss the extent that the board of directors considered the risks related to doing business in China in light of THIL's significant operations there.

In response to the Staff’s comments, the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement.

Unaudited Prospective Financial Information of THIL, page 77

27.	We note the investor presentation for prospective investors that was included in the Form 8- K that Silver Crest filed on August 16, 2021, as well as your disclosure on page 76 that the Silver Crest board compared THIL to "certain selected publicly-traded companies in the food and beverage sector." We note the presentation includes an analysis of THIL's projected revenue, growth and value compared to high-growth foodservice and retail companies. Please tell us whether the Silver Crest board considered these analyses included in the presentation as a factor in assessing the proposed business combination. If so, please include the additional analyses in the filing. If the board did not consider these analyses, please tell us why and and explain the material differences in the analyses included in the investor presentation as compared to the disclosure in your filing. To the extent a third party prepared the analyses and provided it to Silver Crest, please include the information required by Item 4(b) of Form F-4.

In response to the Staff’s comments, the Company has revised the disclosure on page 90 of the Revised Draft Registration Statement.

Securities and Exchange Commission
December 2, 2021

28.	Please disclose how and why the timeframe leading out to the 2026 forecasted financial information was selected. In light of your limited operating history and your operational assumptions (including your reliance on the assumed "expansion of [y]our store network"), please provide a more robust discussion of the the factors or contingencies that would affect such growth from ultimately materializing and the risk that such high and sustained future growth may be unrealistic and may have resulted in inflated valuation conclusions. In this regard, please disclose whether and how you accounted for the uncertainty relating to doing business in China.

In response to the Staff’s comments, the Company has revised the disclosure on pages 92, 93 and 94 of the Revised Draft Registration Statement.

Interests of Certain Persons in the Business Combination, page 80

29.	Please revise your disclosure here and elsewhere in your filing, as applicable, to:

1.	Include the value of all the founder shares and the private placement warrants currently owned by the sponsor;

2.	Quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination, including the value of all securities held (noted in the preceding bullet point), the out-of-pocket unpaid reimbursable expenses, any fees due (including those related to the administrative services agreement), and any loans that have since been extended. Provide similar disclosure for the company’s officers and directors, if material.

3.	Quantify the approximate dollar value of the sponsor's ownership interest in THIL assuming the completion of the business combination and based on the transaction value of the business combination as compared to the price paid by sponsor for its ownership interest in Silver Crest.

4.	Describe the nature of the accrued fees under the administrative services agreement between the sponsor and Silver Crest.

5.	Highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

6.	Clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other Silver Crest public shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comments, the Company has revised the disclosure on pages xiii, xiv, 11, 12, 75, 76, 92, 95 and 96 of the Revised Draft Registration Statement.

Securities and Exchange Commission
December 2, 2021

30.	Please include comparable disclosure for the directors and executive officers of THIL. Please refer to Item 18(a)(5)(i) of Form F-4.

In response to the Staff’s comments, the Company has revised the disclosure on pages 95 and 96 of the Revised Draft Registration Statement.

Registration Rights Agreement, page 99

31.	We note your disclosure that "certain of THIL shareholders will enter into the Registration Rights Agreement, to be effective as of the Closing." Please identify which THIL shareholders will receive the registration rights, if not all of THIL's existing shareholders. Alternatively, please revise your disclosure to be consistent with the recitals to the merger agreement on page A-2, which indicates that all THIL shareholders will enter into the agreement.

In response to the Staff’s comments, the Company has revised the disclosure on page 114 of the Revised Draft Registration Statement.

THIL's Business

Our Store Network, page 108

32.	Regarding your "plan to continue to open new stores," please provide a more robust discussion of your expansion plans, including a discussion of your owned and operated business segment compared to your franchise businesses.

In response to the Staff’s comments, the Company has revised the disclosure on page 123 of the Revised Draft Registration Statement.

Sales and Marketing, page 110

33.	Please discuss your three sales channels (mobile, delivery and stores) pursuant to Item B.5 of Form 20-F. In revising your disclosure, please also discuss whether you attribute delivery-generated revenues to your company owned and operated stores or if you separately account for such revenue, as we note you do not address this when discussing the breakdown your revenue on page 126.

In response to the Staff’s comments, the Company has revised the disclosure on page 126, 142 and 144 of the Revised Draft Registration Statement.

Employees, page 111

34.	Please disclose the number of employees as of 2019, as we note you refer to "increased headcount" from 2019 to 2020 on page 126. Please refer to Item 6.D of Form 20-F. Please also consider a discussion of any human capital measures or objectives that you are focusing on in managing your business, such as development, attraction and retention of personnel.

In response to the Staff’s comments, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

Securities and Exchange Commission
December 2, 2021

Competition, page 112

35.	Please consider including a more robust discussion of your key competitors and your pricing strategy compared to your competitors.

In response to the Staff’s comments, the Company has revised the disclosure on page 128 of the Revised Draft Registration Statement.

THIL's Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 128

36.	The discussion appears to focus on how the amount of cash from operating activities was derived in each period rather than a period to period comparative analysis of material changes therein. For example, an analysis should be on why net cash from operating activities increased by 34% between fiscal 2019 and 2020. The analysis should address and quantify the significant drivers underlying the change and how they impact operating cash. Please refer to the lead in paragraph of SEC Release No.33-8350.

In response to the Staff’s comments, the Company has revised the disclosure on page 148 of the Revised Draft Registration Statement.

37.	We note your disclosure that you "expect to receive cash of approximately US$315.0 million, assuming no redemptions" upon consummation of the business combination. Please revise your disclosure to clarify that the expected cash amount does not take into account the cash proceeds from any possible PIPE financing, if true, or alternatively revise your disclosure to further discuss the possible PIPE.

In response to the Staff’s comments, the Company has revised the disclosure on page 147 of the Revised Draft Registration Statement.

38.	Please discuss the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are reasonably likely to have on your ability to meet your cash obligations. Please refer to Item 5.B.1(b) of Form 20-F.

In response to the Staff’s comments, the Company has revised the disclosure on pages 147 and 148 of the Revised Draft Registration Statement.

Securities and Exchange Commission
December 2, 2021

Unaudited Pro Forma Combined Statement of Operations, page 145

39.	Please tell us why there is no adjustment for transaction costs.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that there is no adjustment for transaction costs as no costs related to the transaction were incurred during the relevant period. In addition, please refer to transaction adjustment (6) in “Notes to Unaudited Pro Forma Condensed Combined Financial Information—3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet—Transaction Adjustments” on pages 167, 168 and 169 of the Revised Draft Registration Statement. The costs of the transaction are being reflected in accordance with ASC 505-10 as a reduction of the equity proceeds.

40.	Reference is made to adjustment (BB). Please explain why there is no mention of restricted share units.

In response to the Staff’s comments, the Company has revised the disclosure on page 169 of the Revised Draft Registration Statement.

Management following the Business Combination Committees of the Board, page 153

41.	We note your disclosure that refers to the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange throughout this section. Please revise your disclosure to refer to the Nasdaq requirements, if correct, as we note your disclosure elsewhere indicates that THIL will apply to list on Nasdaq.

In response to the Staff’s comments, the Company has revised the disclosure on pages 173 and 174 of the Revised Draft Registration Statement.

Beneficial Ownership of Securities, page 192

42.	Please disclose the natural persons with investment and/or voting control over RP Investment Advisors LP and PAG Holdings Limited.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that we do not have any independent knowledge regarding the natural persons with investment and/or voting control over these entities.

Securities and Exchange Commission
December 2, 2021

THIL Notes to Consolidated Financial Statements

Note 21. Parent Only Financial Information, page F-29

43.	We note you present parent only financial information. Please tell us your consideration of providing the disclosures prescribed by Rule 4-08(e)(3) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has considered Rules 4-08(e) of Regulation S-X in relation to limitations on dividends and distributions paid from its principal operating subsidiaries in China as described on page 3. The Company’s analysis concluded that restricted net assets represented more than 25% of our consolidated net assets at December 31, 2020 and has updated the disclosure in F-page accordingly on page F-15. Therefore, the Company respectfully submits to the Staff that its situation meets the disclosure requirements under Rule 4-08(e)(3) of Regulation S-X.

General

44.	Please revise your disclosure throughout the filing to address the potential impact of redemptions on non-redeeming shareholders and all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including:

•	the potential impact on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels;

•	the impact of each significant source of dilution, including the amount of equity held by the sponsor, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions;

•	quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to non-redeeming shareholders; and

•	disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In this regard, we note that it appears that underwriting fees remain constant and are not adjusted based on redemptions.

In response to the Staff’s comments, the Company has revised the disclosure on pages xiv, xv, xvi, xvii, 8, 9, 71, 72, 73 and 74 of the Revised Draft Registration Statement.

Securities and Exchange Commission
December 2, 2021

45.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not presented any written communications to investors in reliance on Section 5(d) of the Securities Act. However, the Company has provided certain information to investors in the form of the investor presentations filed with the Commission by Silver Crest Acquisition Corp pursuant to Rule 425 under the Securities Act of 1933 on August 16, 2021 and October 12, 2021, respectively (collectively, the “ Investor Presentations ”). The Company has provided substantially similar disclosures as those contained in the Investor Presentations to certain prospective PIPE investors. However, such communications were made as part of a private offering expected to be completed in reliance on Section 4(a)(2) under the Securities Act and not pursuant to the Registration Statement, and accordingly such communications were not made in reliance on Section 5(d) of the Securities Act.

46.	Please define "active members" and "less active members" in connection with your loyalty program. Please define "customer acquisition costs," "new customers," "existing customers," and "same-store growth" in your Management's Discussion and Analysis.

In response to the Staff’s comments, the Company has revised the disclosure on pages 24, 35, 67, 118, 126, 138 and 144 of the Revised Draft Registration Statement.

*      *      *

Securities and Exchange Commission
December 2, 2021

If you have any questions regarding the Revised Draft Registration Statement, please contact me at Steve Lin at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell). Questions pertaining to matters may be directed to the following partner at KPMG Huazhen LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

Enclosures

c.c.	Lu Yongchen, Chief Executive Officer

Dong Li, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Linda Zhao, Partner, KPMG Huazhen LLP

John Owen, Esq., Partner, Morrison & Foerster LLP